Exhibit 99.3

Suite 2300
1055 Dunsmuir Street
Vancouver, B.C.
V7X 1J1

2008 ANNUAL AND SPECIAL MEETING	Notice of Annual and Special Meeting of Shareholders Management Information Circular Form of Proxy Financial Statement Request Form

Place:	Mackenzie Ballroom The Fairmont Waterfront Hotel 900 Canada Place Way Vancouver, British Columbia Canada V6C 3L5

Time:	2:00 p.m. (Vancouver Local Time)

Date:	June 17, 2008

NEW GOLD INC.

CORPORATE DATA
Head  and Registered Office
Suite 2300
1055 Dunsmuir Street
Vancouver, B.C., V7X 1J1

Principal Corporate Office
Suite 1460
70 University Avenue
Toronto, Ontario, M5J 2M4

Principal Operations Office
402-1450 Pearson Place
Kamloops, B.C., V1S 1J9

Directors
Clifford J. Davis (Chairman)
C. Robert Edington
R. Gregory Laing
Mike Muzylowski
Paul B. Sweeney

Officers
Clifford J. Davis – President and Chief Executive Officer
Paul Martin – Chief Financial Officer and Vice-President, Finance
Ronald R. Allum – General Manager
John Mondin – Controller
John Pitcher – General Counsel and Secretary

Registrar and Transfer Agent
Computershare Investor Services Inc.
510 Burrard Street
Vancouver, B.C.  V6C 3B9

Auditor
PricewaterhouseCoopers LLP
Suite 700, 250 Howe Street
Vancouver, BC  V6C 3S7

Listing
Toronto Stock Exchange
American Stock Exchange
Symbol:  “NGD”